May 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Kochav Defense Acquisition Corp. (the “Company”)

Registration Statement on Form S-1

File No. 333-286759 (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 20, 2025, in which we, SPAC Advisory Partners LLC, a division of Kingswood Capital Partners, LLC, as representative of the underwriters of the offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for May 22, 2025, at 4:30 p.m., Eastern time, or as soon thereafter as practicable. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

[Signature Page Follows]

Very truly yours, SPAC Advisory Partners LLC, a division of Kingswood Capital Partners, LLC

By:	/s/ Lewis Silberman
Name:	Lewis Silberman
Title:	Managing Member